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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           Commission File No. 1-10760

Check One): [X] Form 10-K      [_] Form 20-F   [_] Form 11-K      [_]  Form 10-Q
[_]  Form N-SAR
     For Period Ended: December 31, 2001
[_]  Transition Report on Form 10-K         [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F         [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

         For the Transition Period Ended:  DECEMBER 31, 2001
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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                                     PART I
                             REGISTRANT INFORMATION

                           Mutual Risk Management Ltd.
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                             Full Name of Registrant

                                       N/A

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                            Former Name if Applicable

                                44 Church Street
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            Address of Principal Executive Office (Street and Number)

                             Hamilton HM 12 Bermuda
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                            City, State and Zip Code

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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On March 28, 2002, the Pennsylvania Insurance Commissioner entered a Rehabilitation Order with respect to Mutual Risk Management Ltd.'s ("the Company") insurance subsidiaries domiciled in Pennsylvania, Legion Insurance Company and Villanova Insurance Company. In addition, the Company expects that that the Director of Insurance of Illinois will enter a Conservation Order with respect to Legion Indemnity Company, the Company's insurance subsidiary domiciled in Illinois. The Company has been assessing the ramifications to the Company of these orders and their impact throughout the Company's Annual Report on Form 10-K, which has made the report late. The Company is filing as much of its Form 10-K as is practicable concurrently herewith. The Company is still assessing the impact of these orders on the (i) Management's Discussion and Analysis of Financial Condition and Results of Operations; (ii) Financial Statements and Supplementary Data; and (iii) Exhibits and the Financial Statement Schedules in the Company's Annual Report on Form 10-K, and these sections of the Company's Form 10-K will be filed by amendment.

                                     PART IV
                                OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification:

            Richard E. O'Brien                  215                 963-1938
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                  (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes [X] No. [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     On February 19, 2002, the Company announced a significant loss for the fourth quarter of 2001. Since the date of that release, the net loss for 2001 has increased by $13.0 million to $99.2 million from the $86.2 million previously announced. This increase in the net loss is the result of additional provisions established by the IPC Companies to reflect increased problems in collecting indemnity payments due to these companies from their clients. The results for the fourth quarter included: (i) a valuation allowance against the U.S. Act deferred Net asset on the Consolidated Balance Sheet at December 31, 2001, of $63.0 million, or $1.50 per diluted share; (ii) an addition to the Company's reserves for losses and loss expenses of $74.5 million; (iii) a gain on the sale of the Company's interest in Tremont Advisors Inc. and Tremont MRM Services Ltd., of $20.8 million; and (iv) a loss on the expected disposal of the Company's CompFirst underwriting management subsidiary of $5.4 million and reductions in the carrying value of a number of the Company's investments, including certain Collateralized Bond Obligations, of $10.4 million. As a result, the Company will be reporting a net loss of $99.2 million, or $2.38 per diluted share for the full 2001 year, as compared to a net loss in 2000 of $5.6 million, or $0.13 per diluted share.

     The loss for 2001 has had a number of significant adverse consequences for the Company, including: (i) on February 19, 2002, A. M. Best Company lowered the rating of the Company's U.S. insurance company subsidiaries, the Legion Companies, from "A- (Excellent)" to "B (Fair)" with a negative outlook. The reduced rating will adversely affect the ability of the Legion Companies to continue to write the types of insurance business that they have written in the past. A number of other rating agencies also lowered their ratings of the Company and its insurance subsidiaries. As a result of the rehabilitation orders discussed below, we expect that the Company's U.S. insurance subsidiaries will no longer be rated; (ii) the Company is in default under the terms of its 9 3/8% Convertible, Exchangeable Debentures, its bank credit facility and its letter of credit facility. The Company's 2001 audited financial statements will include a going concern note due to these events of default. If the Company cannot restructure its debt, or reach some accommodation it may be forced to liquidate through proceedings in Bermuda and/or other jurisdictions including the United States; (iii) on March 28, 2002, the Commonwealth Court of Pennsylvania entered Orders of Rehabilitation placing Legion Insurance Company and Villanova Insurance Company in rehabilitation, effective April 1, 2002. As of April 1, 2002, the Insurance Commissioner of Pennsylvania has taken control over Legion Insurance and Villanova through a special deputy. Legion Insurance and Villanova consented to the entry of the Orders of Rehabilitation and waived any rights to a hearing before the Insurance Commissioner or the Commonwealth Court. We expect that the Illinois Court will enter an Order of Conservation placing Legion Indemnity in conservation, to which conservation Legion Indemnity would consent and waive any right to a hearing before the Director of Insurance or the Illinois Court. While not as onerous as rehabilitation, this would give the Director of Insurance of Illinois reasonably broad powers to control Legion Indemnity's operations and evaluate whether there is a need to place Legion Indemnity in rehabilitation; and (iv) the Company has entered into an agreement with the Bermuda Monetary Authority under which the authority has appointed a Review Team to monitor the Company's business on an ongoing basis.

     As a result of the Rehabilitation Order and anticipated Conservation Order, the Company must assess the effect of such orders on (i) its financial statements; and (ii) its strategies going forward, including the possibility of strategic asset sales.

                           Mutual Risk Management Ltd.

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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2002                By: /s/ Angus H. Ayliffe
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                                       Angus H. Ayliffe, Chief Financial Officer
                                        and Controller